                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)



                         MoneyGram Payment Systems, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    608910105
                                 (CUSIP Number)


                                Peter Novak, Esq.
                                    Viad Corp
 1850 North Central Ave., Suite 2212, Phoenix Arizona 85077 Phone: 602-207-5913
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 1998
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  608910105                    13D                    Page 2 of 8 pages

          1         NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               Viad Corp                               361169950

          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                         (b) / /

          3         SEC USE ONLY

          4         SOURCE OF FUNDS*                                      WC, BK

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED / / PURSUANT TO ITEM 2(d) or 2(e)

          6         CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware

      NUMBER OF         7       SOLE VOTING POWER                     11,101,525
       SHARES

    BENEFICIALLY
      OWNED BY          8       SHARED VOTING POWER                          -0-

        EACH
      REPORTING         9       SOLE DISPOSITIVE POWER                11,101,525

     PERSON WITH
                        10      SHARED DISPOSITIVE POWER                     -0-

         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON                                  11,101,525

         12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   / /
                    CERTAIN SHARES*

         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      67.2

         14         TYPE OF REPORTING PERSON*                                 CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  608910105                    13D                    Page 3 of 8 pages

          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                             Pine Valley Acquisition Corporation

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /

          3       SEC USE ONLY

          4       SOURCE OF FUNDS*                                        WC, BK

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   / /
                  PURSUANT TO ITEM 2(d) or 2(e)

          6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

      NUMBER OF       7       SOLE VOTING POWER                       11,101,525
       SHARES

    BENEFICIALLY
      OWNED BY        8       SHARED VOTING POWER                            -0-

        EACH
      REPORTING       9       SOLE DISPOSITIVE POWER                  11,101,525

     PERSON WITH
                      10      SHARED DISPOSITIVE POWER                       -0-

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON                                    11,101,525

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
                  CERTAIN SHARES*

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        67.2

         14       TYPE OF REPORTING PERSON*                                   CO

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Securities") of MoneyGram Payment Systems, Inc. ("MoneyGram"), a Delaware corporation, with principal offices located at 7401 West Mansfield Avenue, Lakewood, Colorado 80235.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) through (f)

         This Statement is being jointly filed pursuant to Rule 13d-1(f) by Viad Corp, a Delaware corporation ("Viad") and Pine Valley Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Viad ("Pine Valley") (Viad and Pine Valley Acquisition Corporation are sometimes collectively referred to herein as the "Reporting Persons").

         Viad is a Delaware corporation. Its executive offices are located at 1850 North Central Avenue, Phoenix, Arizona 85077-2410. Viad is comprised of various operating companies and a division which conduct diversified service businesses in payment services, airline catering, convention services, and travel and leisure services. Viad operates nationally and internationally through its Exhibitgroup/Giltspur division and through its various subsidiaries which include Travelers Express Company, Inc. ("Travelers"), Dobbs International Services, Inc., GES Exposition Services, Inc., Greyhound Leisure Services, Inc., Brewster Transport Company Limited and Restaura, Inc. It is the intention of Viad that following the consummation of the Merger described in Item 4, below, MoneyGram will operate as a part of Travelers. Travelers and its subsidiaries operate the payment services business of the Travel and Leisure and Payment Services segment of Viad.

         Pine Valley is a wholly-owned subsidiary of Viad, and has been formed for the purpose of acquiring MoneyGram pursuant to the Merger described in Item 4, below.

         During the past five years, neither Viad nor Pine Valley has been party to a criminal proceeding, nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         For information required by instruction C to Schedule 13D with respect to the executive officers and directors of Viad, Pine Valley Acquisition Corporation and other related persons, reference is made to Schedule I annexed hereto and incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF  FUNDS OR OTHER CONSIDERATION

         The Securities to which this Statement relates were purchased by Pine Valley for $192,611,458.75. These funds were obtained by Pine Valley through a capital contribution, which was made by Viad to Pine Valley on June 1, 1998. Viad obtained the funds from borrowings under bank money market loans, including loans to Viad from Allamon Funding Corporation ($25,000,000.00), Bank of America National Trust and Savings Association and Bank of America Illinois ($100,000,000.00), Ranger Funding Corporation ($25,000,000.00), Banca di Roma ($25,000,000.00) and from Lyon Short-Term Funding Corp. ($15,000,000.00). Copies of the written agreements pursuant to which these funds were borrowed are attached to this Statement as Exhibits(b)(1) through (b)(5), and are incorporated herein by this reference.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (d), (f)

                  Pine Valley acquired the Securities pursuant to the terms of an Agreement and Plan of Merger dated as of April 4, 1998 (the "Merger Agreement"), among Viad, Pine Valley and MoneyGram, providing for, among other things, the merger of Pine Valley with and into MoneyGram (the "Merger"). Following the Merger, MoneyGram will continue as the surviving corporation (the "Surviving

Corporation") and will become a wholly owned subsidiary of Viad. A copy of the Merger Agreement is attached to this Statement as Exhibit (c)(1) and incorporated herein by reference.

         The Merger will be approved at a meeting of MoneyGram's shareholders to be held as soon as practicable. The Merger will constitute the second and final step of the acquisition of MoneyGram by Viad. The first step was a tender offer commenced by Pine Valley on April 10, 1998, as supplemented on May 8, 1998 and May 11, 1998 (the "Offer") for all of the outstanding Securities of MoneyGram at a purchase price of $17.35 per share, net to the seller in cash, without interest thereon (the "Offer Price").

         Pursuant to the Offer, which expired at 6:00 p.m., New York City time, on May 22, 1998, Pine Valley accepted for payment 11,101,525 shares. On a fully diluted basis, this represents approximately 67.2% of all Securities outstanding on the date hereof. In accordance with the Merger Agreement, Viad intends to cause Pine Valley to vote in favor of the merger and to merge with and into MoneyGram, and all Securities (other than Securities owned by Viad, Pine Valley or any other subsidiary of Viad, or Securities held by MoneyGram as treasury stock, or by stockholders, if any, of MoneyGram who are entitled to and who properly exercise appraisal rights under the Delaware General Corporation Law), will be converted into the right to receive the respective Offer Price.

         It is expected that, initially following the Merger, the business and operations of MoneyGram will, except as set forth in the Merger Agreement, be continued by MoneyGram substantially as they are currently being conducted. Viad will continue to evaluate the business and operations of MoneyGram during the pendency of the Merger and after the consummation of the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Viad intends to seek additional information about MoneyGram during this period. Thereafter, Viad intends to review such information as part of a comprehensive review of MoneyGram's business, operations, capitalization and management with a view to optimizing MoneyGram's potential in conjunction with Viad's businesses. It is expected that the business and operations of MoneyGram will form an important part of Viad's future business plans. It is also the intention of Viad that following the consummation of the Merger, MoneyGram will operate as a part of Travelers. Travelers operates the payment services business of the Travel and Leisure and Payment Services segment of Viad. Established in 1940, Travelers currently sells 275 million money orders annually, and also provides official check, share draft processing, and electronic bill payment services for financial institutions. Its payment systems group currently services more than 5,000 banks or financial institutions. Travelers currently processes annually about 750 million payment transactions valued at approximately $100 billion.

         Other than as described herein, Viad does not have any present plans or proposals which relate to or would result prior to the Merger in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MoneyGram or any subsidiary, a sale or transfer of a material amount of assets of MoneyGram or any subsidiary to a third party, any change in the present capitalization or dividend policy or any other material changes in MoneyGram's corporate structure or business.

         Upon expiration of the Offer, certain officers and directors of MoneyGram resigned, and the remaining members of the MoneyGram Board of Directors appointed certain officers and directors of Viad and Travelers to serve as directors of MoneyGram.

         (e)      None.

         (g)      None.

         (h) - (i)

         As a result of the consummation of the Offer, the New York Stock Exchange ("NYSE") has suspended trading in the Securities and initiated procedures to de-list the Securities. These procedures are anticipated to be effective on or about June 23, 1998. Other than the NYSE, the Securities are not listed on any national securities exchange or quoted on Nasdaq.

         On June 4, 1998, MoneyGram filed with the Securities and Exchange Commission an application for de-registration of the Securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b)

         MoneyGram reported 16,513,800 shares outstanding as of May 4, 1998. Accordingly, the 11,101,525 shares purchased by Pine Valley represent 67.2% of MoneyGram's outstanding common stock.

         Pine Valley is a wholly-owned subsidiary of Viad, and Viad may be deemed beneficial owner of the Securities reported in this Statement. Each Reporting Person has the sole power to vote or dispose of, or direct the vote or disposition of, the Securities.

         (c) Except as set forth herein, the Reporting Persons have effected no transactions in the Securities during the past 60 days.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Merger Agreement, Pine Valley is contractually bound to vote the Securities in favor of the Merger and intends to do so.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following materials are filed as Exhibits to this Schedule 13D and are incorporated herein by reference:

         99(a)(1) Offer to Purchase dated April 10, 1998, filed as Exhibit (a)(1) to the Tender Offer Statement on
                           Schedule 14D-1 filed by Viad and Pine Valley on April 10, 1998, as amended by Amendment No. 1, filed on April 17, 1998, by Amendment No. 2, filed on April 29, 1998, by Amendment No. 3, filed on May 8, 1998, by Amendment No. 4, filed on May 11, 1998, by Amendment No. 5, filed on May 12, 1998 and by Amendment No. 6, filed on June 3, 1998 (collectively, the "Schedule 14D-1").


         99(b)(1) Grid Promissory Note between Viad Corp (as "Borrower") and Lyon Short-Term Funding Corp (as "Lender")

         99(b)(2) Multiple Advance Note between Viad Corp (as "Borrower") and Banca di Roma (as "Bank").

         99(b)(3) Master Note between Viad Corp (as "Borrower") and Bank of America National Trust and Savings Association and Bank of America Illinois (as "Banks").

         99(b)(4) Loan Agreement between The Dial Corporation and Ranger Funding Corporation.

         99(b)(5) Loan Agreement between Viad Corp and Allamon Funding Corporation.

         99(c)(1) Agreement and Plan of Merger, dated as of April 4, 1998, among Viad, Pine Valley and MoneyGram, filed as Exhibit (c)(1) to the Schedule 14D-1.



         99(d)(1)          Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             VIAD CORP



                                             By:  /s/ Scott E. Sayre
                                                 _______________________________
                                                  Scott E. Sayre

                                             Its: Secretary


                                                       Date: June 10, 1998
                                                            ___________________



                                             PINE VALLEY ACQUISITION CORPORATION


                                             By: /s/ Scott E. Sayre
                                                 _______________________________
                                                  Scott E. Sayre

                                             Its: Secretary

                                                       Date: June 10, 1998
                                                            ___________________

                                   Schedule I
               Information With Respect to Executive Officers and
                       Directors of the Reporting Persons

         The following sets forth as to each of the executive officers and directors of Viad and Pine Valley Acquisition Corporation the following information: Name; Business Address; and Present Principal Occupation or Employment; and the Name, Principal Business and Address of any corporation or other organization in which such employment is conducted. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws. Each of the person identified below is a citizen of the United States.

EXECUTIVE OFFICERS OF VIAD

         Unless otherwise specified, Present Principal Employer of each of the Executive Officers is Viad Corp., and the Business Address of each Executive Officer is 1850 North Central Avenue, Phoenix, Arizona, 85077.

NAME                           OFFICE
----                           ------
Robert H. Bohannon             Chairman of the Board, President and Chief Executive Officer of Viad

L. Gene Lemon                  Vice President of Administration of Viad

Ronald G. Nelson               Vice President-Finance and Treasurer of Viad

Peter J. Novak                 Vice President and General Counsel of Viad

Scott E. Sayre                 Secretary and Associate General Counsel of Viad

Richard C. Stephan             Vice President and Controller of Viad

Wayne A. Wight                 Vice President - Corporate Development of Viad

Charles J. Corsentino          President and Chief Executive Officer of Exhibit group/Giltspur, a division of
                               Viad, 200 North Gary Avenue, Roselle, IL 60172

Frederick J. Martin            President and Chief Executive Officer of Dobbs International Services, Inc. a
                               subsidiary of Viad, 5100 Poplar Avenue, Memphis, TN 38137

Philip W. Milne                President and Chief Executive Officer of Travelers Express Company, Inc., a
                               subsidiary of Viad, 1550 Utica Avenue South, St. Louis Park, MN 55416

Paul B. Mullen                 President and Chief Executive Officer of GES Exposition Services, Inc., a
                               subsidiary of Viad, P.O. Box 98790, Las Vegas, NV 89193

DIRECTORS OF VIAD

                                 RESIDENCE OR BUSINESS                     PRESENT PRINCIPAL OCCUPATION OR
NAME                                    ADDRESS                                      EMPLOYMENT
----                                    -------                                      ----------
Judith K. Hofer                426 Washington St.                  President and Chief Executive Officer of Filene's
                               Boston, MA  02108                   a retail department store division of The May
                                                                   Department Stores Company

Jack F. Reichert               1 N. Field Court                    Chairman of the Board, Retired, and a director of
                               Lake Forest, IL  60045-4811         Brunswick Corporation; Trustee, Carroll College

Jess Hay                       P.O. Box 239                        Chairman, Texas Foundation for Higher Education;
                               Dallas, TX 75221-0239               Chairman of the Board of HCB Enterprises, Inc.

Linda Johnson Rice             820 S. Michigan Avenue              President and Chief Operating Officer of Johnson
                               Chicago, IL  60605                  Publishing Company, Inc.

Timothy R. Wallace             2525 Stemmons Freeway               President and Chief Operating Officer of Trinity
                               Dallas, TX  75207                   Industries, Inc.

Robert H. Bohannon             Viad Tower                          Chairman of the Board, President and Chief
                               Phoenix, AZ  85077-2410             Executive Officer of Viad

Douglas L. Rock                16740 Hardy Street                  Chairman of the Board and Chief Executive Officer
                               Houston, TX  77032                  of Smith International, Inc.

John C. Tolleson               1601 Elm Street                     Chairman, The Tolleson Group
                               47th Floor
                               Dallas, TX  75201

EXECUTIVE OFFICERS OF PINE VALLEY ACQUISITION CORPORATION

         Unless otherwise specified, Present Principal Employer of each of the Executive Officers is Travelers Express Company, Inc., and the Business Address of each Executive Officer is 1550 Utica Avenue South, St. Louis Park, Minnesota 55416.

NAME                           OFFICE
----                           ------
Philip W. Milne                President and Chief Executive Officer of Pine Valley Acquisition Corporation

Carol Lenhart                  Vice President and Treasurer of Pine Valley Acquisition Corporation

Ronald G. Nelson               Vice President and Assistant Treasurer of Pine Valley Acquisition Corporation (Mr.
                               Nelson's Present Principal Employer is the Viad Corp. and his Business Address is
                               1850 North Central Avenue, Phoenix, Arizona, 85077.)

Anthony P. Ryan                Vice President and Chief Financial Officer and Treasurer of Pine Valley Acquisition
                               Corporation

Scott E. Sayre                 Secretary of Pine Valley Acquisition Corporation (Mr. Sayre's Present Principal
                               Employer is the Viad Corp. and his Business Address is 1850 North Central Avenue,
                               Phoenix, Arizona, 85077.)

DIRECTORS OF PINE VALLEY ACQUISITION CORPORATION

                                 RESIDENCE OR BUSINESS                   PRESENT PRINCIPAL OCCUPATION OR
NAME                                    ADDRESS                                     EMPLOYMENT
----                                    -------                                     ----------
Robert H. Bohannon             Viad Tower                          Chairman of the Board, President and Chief
                               1850 North Central Avenue           Executive Officer of Viad
                               Phoenix, AZ  85077-2410

Philip W. Milne                1550 Utica Ave. S.                  President and Chief Executive Officer of
                               St. Louis Park, MN  55416           Travelers Express Company, Inc., a subsidiary
                                                                   of Viad

Ronald G. Nelson               Viad Tower                          Vice President - Finance and Treasurer of Viad
                               1850 North Central Avenue
                               Phoenix, AZ  85077-2410